[redacted]

SECURITI 05036930 SSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C.
213

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 38327 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HUNNICUTT & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 59TH STREET

(No. and Street)

| NEW YORK | NEW YORK | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HUNNICUTT (212) 752-0200

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.

(Name — *if individual, state last, first, middle name*)

| 99 WEST HAWTHORNE AVENUE | VALLEY STREAM, | NEW YORK | 11580 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, WILLIAM HUNNICUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNNICUTT & CO., INC., as of DECEMBER 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

William Hunnicutt
Signature

PRESIDENT
Title

Gilda Benjamin
Notary Public

GILDA E. BENJAMIN
Commissioner of Deeds
City of New York, No. 3-6866
Certificate filed in New York County
Commission Expires September 1, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HUNNICUTT & CO., INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

GLASSER & HAIMS, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

HUNNICUTT & CO., INC.

TABLE OF CONTENTS

GLASSER & HAIMS, P.C.
CERTIFIED ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

(516) 568-2700 - FAX (516) 568-2911

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

To The Stockholder

HUNNICUTT & CO., INC.

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Hunnicutt & Co., Inc. (an S Corporation) as a December 31, 2004 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunnicutt & Co., Inc. (an S Corporation) as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages eight and nine is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glasser + Haims

GLASSER & HAIMS, P.C.
February 7, 2005

HUNNICUTT & CO., INC.

BALANCE SHEET

DECEMBER 31, 2004

## ASSETS

| | | |
|---|---|---|
| Current Assets: | | |
| Cash and cash equivalents (Note 1c) | $ 149,480 | |
| TOTAL CURRENT ASSETS | | $ 149,480 |
| Other Assets: | | |
| Advances | $ 20,000 | |
| TOTAL OTHER ASSETS | | 20,000 |
| TOTAL ASSETS | | $ 169,480 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accrued expenses | $ 82,500 | |
| TOTAL LIABILITIES | | $ 82,500 |
| Commitments and Contingencies: (Note 4) | | |
| Stockholder's Equity: | | |
| Capital stock, no par value; authorized 200 shares; issued and outstanding 200 shares; | $ 200 | |
| Additional paid-in capital | 36,104 | |
| Retained earnings | 50,676 | |
| TOTAL STOCKHOLDER'S EQUITY | | 86,980 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | $ 169,480 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| REVENUES: (Note 1) | | |
| Fee income | $ 1,977,746 | |
| Interest and dividend income | 3,118 | |
| TOTAL REVENUES | | $ 1,980,864 |
| EXPENSES: | | |
| Employee compensation and benefits (Note 3) | $ 712,744 | |
| Occupancy (Note 4) | 33,167 | |
| Professional fees | 100,861 | |
| Travel and entertainment | 52,577 | |
| Fees, dues and licenses | 468 | |
| Communications | 2,814 | |
| Other | 1,393 | |
| TOTAL EXPENSES | | 904,024 |
| INCOME BEFORE STATE AND LOCAL INCOME TAXES | | $ 1,076,840 |
| STATE AND LOCAL INCOME TAXES (Notes 1d and 2) | | 32,324 |
| NET INCOME | | $ 1,044,516 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

| | Issued Common Stock | Additional Paid-In Capital | Retained Earning | Stockholder's Equity |
|---|---|---|---|---|
| Balance, beginning | $ 200 | $ 36,104 | $ 256,160 | $ 292,464 |
| Net income | - | - | 1,044,516 | 1,044,516 |
| Shareholder distributions | - | - | (1,250,000) | (1,250,000) |
| Balance, end | $ 200 | $ 36,104 | $ 50,676 | $ 86,980 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 1,044,516 | |
| Adjustments to reconcile net income to net cash provided from operating activities: | | |
| Increase (Decrease) in liabilities: | | |
| Accrued expenses | (153,250) | |
| Net Cash Provided From Operating Activities | | $ 891,266 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Decrease in investment in securities | $ 624,099 | |
| Decrease in amount due UBS Financial Svcs., Inc. | (208,316) | |
| Decrease in advances | 5,221 | |
| Shareholder distributions | (1,250,000) | (828,996) |
| Net Decrease In Cash and Cash Equivalents | | $ 62,270 |
| CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR | | 87,210 |
| CASH AND CASH EQUIVALENTS - END OF YEAR | | $ 149,480 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

a. THE COMPANY

The Company, which was formed in New York State in March 1988, is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company specializes in introducing private placements of private equity funds and hedge funds to U.S. institutions and shares in the fees charged to introduced clients by the fund managers.

b. METHOD OF ACCOUNTING

The Company maintains its books and records on the accrual method of accounting, in accordance with generally accepted accounting principles.

c. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

d. INCOME TAXES

The Company, which maintains books and records on the accrual method of accounting, is subject to state and local income taxes (see note 2).

2. INCOME TAXES

As of January 1, 2000, The Company, with consent of its stockholder, has filed an election to be taxed as an S Corporation under Section 1362 (a) of the Internal Revenue Code and under Section 660 of Article 22 of the New York State Tax Code. Such election permits its income to be taxed to the stockholders rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize S Corporation status.

3. PENSION PLAN

The Company maintains a defined benefit plan covering all eligible employees. For the year 2004, the Company accrued $75,000 as its' estimated liability.

4. COMMITMENTS AND CONTINGENCIES

On May 31, 2004, the Company signed an agreement leasing office space for a period of 5 years through May 31, 2009. Minimum annual rental payments under the lease is $33,000 per year.

5. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital and aggregate indebtedness of $66,980 and $82,500 respectively. The net capital ratio was 1.23 to 1 or 123% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $61,478.

6. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 110 East 59th Street, New York, New York 10022 and the New York regional office of the Commission.

HUNNICUTT & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 15C3-1

DECEMBER 31, 2004

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Stockholder's equity | | $ 86,980 |
| Deductions and charges: | | |
| Other Assets | | 20,000 |
| Net Capital Before Haircuts on Securities | | $ 66,980 |
| Haircuts on securities | | NONE |
| NET CAPITAL | | $ 66,980 |
| AGGREGATE INDEBTEDNESS: | | |
| Accrued expenses | $ 82,500 | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required (6 2/3% of $82,500.) | | $ 5,502 |
| Excess net capital | | $ 61,478 |
| Excess net capital at 1,000% | | $ 58,730 |
| Percentage of aggregate indebtedness to net capital | | 123% |

NOTE:
The difference between the computation of Net Capital as filed by the company on their unaudited FOCUS report of Net Capital as shown above is as follows:

| | | |
|---|---|---|
| Net Capital, as above | | $ 66,980 |
| Net Capital as reported in Company's unaudited FOCUS report. | | 65,581 |
| Difference | | $ 1,399 |
| Represented by Differences in the following: | | |
| Accrued expenses | $ 1,400 | |
| Rounding | (1) | |
| Difference, as above | $ 1,399 | |

HUNNICUTT & CO., INC.

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER DEALERS

UNDER RULE 15C3-3 (K) (ii)

DECEMBER 31, 2004

The Company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k) (ii) as it carries no margin or other securities accounts, and meets all other requirements of the Rule.

GLASSER & HAIMS, PC
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

(516) 568-2700 - FAX (516) 568-2911
gandh@eurekamail.net

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

## ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Directors of
Hunnicutt & Co., Inc.

We have audited the financial statements of Hunnicutt & Co., Inc. for the year ended December 31, 2004 and have issued our report thereon dated February 7, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an under-standing of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Hunnicutt & Co., Inc., that we considered relevant to the objectives stated in Rule 17a5(g), (i) in making the periodic computations of net capital and aggregate indebtedness under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure, procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the degree of compliance with them may deteriorate, or the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hunnicutt & Co., Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

In addition, our review indicated that Hunnicutt & Co., Inc. was in compliance with the conditions of exemptions from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004 and no facts came to our attention to indicate that such conditions had not be complied with during the period.

This report recognizes that it is not practicable in an organization the size of Hunnicutt & Co., Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Very truly yours,

Glasser + Haims

GLASSER & HAIMS, P.C.
Certified Public Accountants

Valley Stream, New York
February 15, 2005